UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)

                                (Amendment No. 2)

                              --------------------

                          FOODARAMA SUPERMARKETS, INC.
                                (Name of Issuer)

                              --------------------

                              SAKER HOLDINGS CORP.
                                 JOSEPH J. SAKER
                                RICHARD J. SAKER
                              JOSEPH J. SAKER, JR.
                                 THOMAS A. SAKER
                      JOSEPH SAKER FAMILY PARTNERSHIP, L.P.
                      (Name of Person(s) Filing Statement)

                              --------------------

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    344820105
                      (CUSIP Number of Class of Securities)

                                 Michael Shapiro
                             Chief Financial Officer
                                 922 Highway 33
                               Building 6, Suite l
                           Freehold, New Jersey 07728
                                 (732) 294-2270
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                 With a Copy to:
                              John A. Aiello, Esq.
                        Giordano, Halleran & Ciesla, P.C.
                               125 Half Mile Road
                                  P.O. Box 190
                          Middletown, New Jersey 07748
                                 (732) 741-3900

This statement is filed in connection with (check the appropriate box):

a.    |_|   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.    |_|   The filing of a registration statement under the Securities Act of
            1933.

c.    |X|   A tender offer.

d.    |_|   None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

      Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

Transaction Valuation (1)                      Amount of Filing Fee (2)
---------------------                          --------------------
$27,303,745                                    $2,922

(1) Estimated for purposes of calculating filing fee only. This calculation assumes the purchase of 511,165 shares of common stock of Foodarama Supermarkets, Inc. at the tender offer price of $53 per share of common stock. The transaction value also takes into account 4,000 stock options outstanding not held by the filing persons listed above.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of transaction value, or $2,922.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $2,922

      Form or Registration No.: Schedule TO

      Filing Party:  Saker Holdings Corp.  Gloria Saker
                     Richard J. Saker      Nadine Saker Mockler
                     Joseph J. Saker       Denise Saker Marder
                     Joseph J. Saker, Jr.  Richard James Saker
                     Thomas A. Saker       Joseph Saker Family Partnership, L.P.

      Date Filed: May 9, 2006

                                  INTRODUCTION

      This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission (the "SEC") on June 1, 2006, as amended by Amendment No. 1 to
Schedule 13E-3 filed with the SEC on June 16, 2006. This Amendment is being filed by Saker Holdings Corp. (the "Purchaser"), a Delaware corporation formed by a purchaser group consisting of Richard J. Saker, President and Chief Executive Officer of Foodarama Supermarkets, Inc. ("Foodarama"), Joseph J. Saker, Chairman of Foodarama, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising and Secretary of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama, Joseph Saker Family Partnership, L.P. and four other members of the family of Joseph J. Saker (collectively, the "Purchaser Group"), and certain members of the Purchaser Group.

      This Amendment relates to the offer by Purchaser to purchase all of the outstanding shares of Foodarama common stock, $1.00 par value per share (the "Shares"), not currently owned by the Purchaser Group, at a price of $53 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), which is attached as Exhibit
(a)(1)(i) to Amendment No. 2 to Tender Offer Statement on Schedule TO filed with the SEC on June 16, 2006 by the Purchaser and the Purchaser Group (the "Schedule TO"), and the related Letter of Transmittal, attached to the Schedule TO as Exhibit (a)(1)(ii) (the "Letter of Transmittal") (the Offer to Purchase and the Letter of Transmittal collectively constitute the "Tender Offer"). The Tender Offer is being made in connection with a "going private" transaction which will result in Foodarama ceasing to be a publicly traded company.

      The information set forth in the Offer to Purchase, including all appendices thereto, is expressly incorporated by reference into this Amendment in its entirety, and responses to each item in this Amendment are qualified in their entirety by the provisions of the Offer to Purchase.

Item 15. Additional Information.

      (b)   Other Material Information.

      This Amendment hereby amends and supplements the Schedule 13E-3 by adding the following disclosure for Item 15 thereof:

      On July 20, 2006, Foodarama and the Purchaser issued a press release announcing the results of the Tender Offer. Based upon preliminary information provided by American Stock Transfer & Trust Company, the depositary for the Tender Offer, a total of 416,666 Shares were validly tendered (and not properly withdrawn) in the Tender Offer prior to the Tender Offer's expiration at 12:00 midnight on July 19, 2006. These Shares, together with all shares held by the members of the Purchaser Group, represent approximately 91% of the outstanding common stock of Foodarama.

      Foodarama also announced that at a special meeting of its shareholders held on July 19, 2006, Foodarama's shareholders approved a share exchange between Foodarama and its wholly owned subsidiary, FSM-Delaware, Inc. ("FSM-Delaware"), which had been proposed in connection with the Tender Offer. As a result of these events, Purchaser expects that all conditions to the purchase of shares in the Tender Offer will soon be satisfied and plans to close the financing it has arranged to purchase the Shares in the Tender Offer and to proceed to accept and promptly pay for the Shares tendered for purchase. Immediately after the Tender Offer is completed, Foodarama will implement the share exchange whereby each outstanding share of Foodarama common stock will be exchanged for one share of common stock of FSM-Delaware. The share exchange will be immediately followed by the merger of FSM-Delaware with and into Purchaser. Shareholders of Foodarama who did not tender shares in the Tender Offer, other than the members of the Purchaser Group, will receive $53 per share in cash for the shares of FSM-Delaware they receive in the share exchange, subject to their right to seek appraisal rights under Delaware law. These transactions will result in Foodarama becoming a wholly owned subsidiary of Purchaser and ceasing to be a publicly traded company.

      The full text of the press release is filed as Exhibit (a)(1)(xi) to Amendment No. 3 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on July 20, 2006.

Item 16. Exhibits.

Exhibit No.       Description.
-----------       ------------

(a)(1)(i)         Offer  to  Purchase,  incorporated  by  reference  to  Exhibit
                  (a)(1)(i) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(ii)        Letter of  Transmittal,  incorporated  by reference to Exhibit
                  (a)(1)(ii) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(iii) Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(iv) Letter of Information from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(v) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit
                  (a)(1)(vi) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(vii)       Letter to  Shareholders,  incorporated by reference to Exhibit
                  (a)(1)(vii) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(viii)      Press  Release  issued by  Foodarama  relating  to the  Tender
                  Offer,  incorporated  by reference to Exhibit 99.2 to Schedule
                  TO, filed by the Purchaser and the Purchaser Group with the SEC on December 2, 2005.

(a)(1)(ix) Proposal Letter to Foodarama, dated December 1, 2005, incorporated by reference to Exhibit 99.1 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on December 2, 2005.

(a)(1)(x) Press Release issued by the Purchaser announcing the commencement of the Tender Offer, incorporated by reference to Exhibit (a)(1)(x) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(xi) Press Release issued by Foodarama and the Purchaser announcing the results of the Tender Offer and the approval of the share exchange, incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 3 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on July 20, 2006.

(a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware with the SEC on June 13, 2006.

(b) Amended and Restated Commitment Letter, dated as of November 23, 2005, issued by GMAC Commercial Finance LLC, incorporated by reference to Exhibit (b) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(c)(1) Fairness Opinion of William Blair & Company LLC, incorporated by reference to Annex B to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 13, 2006.

(c)(2) Materials presented to the Special Committee by William Blair & Company in connection with the March 2, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(c)(3) Materials dated January 27, 2006 presented to the Special Committee by William Blair & Company in connection with the January 30, 2006 conference call with the Special Committee, incorporated by reference to Exhibit (c)(3) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(c)(4) Materials dated January 20, 2006 presented to the Special Committee by William Blair & Company in connection with the January 23, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(4) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(d)(1) Agreement and Plan of Share Exchange, dated March 2, 2006, by and between Foodarama and FSM-Delaware, incorporated by reference to Annex A to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 13, 2006.

(d)(2)(i) Tender Offer and Support Agreement, dated as of March 2, 2006, between Foodarama and Purchaser, incorporated by reference to
                  Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama with the SEC on March 27, 2006.

(d)(2)(ii) First Amendment to Tender Offer and Support Agreement, dated June 7, 2006, by and between Foodarama and Purchaser, incorporated by reference to Exhibit (d)(2)(ii) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(d)(3) Form of Agreement and Plan of Merger, by and between FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware with the SEC on June 13, 2006.

(d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(f)               Section  262 of the  Delaware  Business  Corporation  Act  Re:
                  Appraisal Rights of Stockholders, incorporated by reference to Schedule A to the Offer to Purchase.

(g)               None.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2006                    Saker Holdings Corp.


                                     By:  /s/ Richard J. Saker
                                         ---------------------------------------
                                   Name: Richard J. Saker
                                  Title: President and Chief Executive Officer


                                          /s/ Joseph J. Saker
                                         ---------------------------------------
                                         Joseph J. Saker


                                          /s/ Richard J. Saker
                                         ---------------------------------------
                                         Richard J. Saker


                                          /s/ Joseph J. Saker, Jr.
                                         ---------------------------------------
                                         Joseph J. Saker, Jr.


                                          /s/ Thomas A. Saker
                                         ---------------------------------------
                                         Thomas A. Saker

                                         Joseph Saker Family Partnership, L.P.
                                     By: The Saker Family Corporation


                                     By:  /s/ Richard J. Saker
                                         ---------------------------------------
                                   Name: Richard J. Saker
                                  Title: President

                                  EXHIBIT INDEX

Exhibit No.       Description.
----------        -----------

(a)(1)(i)         Offer  to  Purchase,  incorporated  by  reference  to  Exhibit
                  (a)(1)(i) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(ii)        Letter of  Transmittal,  incorporated  by reference to Exhibit
                  (a)(1)(ii) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(iii) Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(iv) Letter of Information from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(v) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit
                  (a)(1)(vi) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(vii)       Letter to  Shareholders,  incorporated by reference to Exhibit
                  (a)(1)(vii) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(viii)      Press  Release  issued by  Foodarama  relating  to the  Tender
                  Offer,  incorporated  by reference to Exhibit 99.2 to Schedule
                  TO, filed by the Purchaser and the Purchaser Group with the SEC on December 2, 2005.

(a)(1)(ix) Proposal Letter to Foodarama, dated December 1, 2005, incorporated by reference to Exhibit 99.1 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on December 2, 2005.

(a)(1)(x) Press Release issued by the Purchaser announcing the commencement of the Tender Offer, incorporated by reference to Exhibit (a)(1)(x) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(xi) Press Release issued by Foodarama and the Purchaser announcing the results of the Tender Offer and the approval of the share exchange, incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 3 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on July 20, 2006.

(a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware with the SEC on June 13, 2006.

(b) Amended and Restated Commitment Letter, dated as of November 23, 2005, issued by GMAC Commercial Finance LLC on June 6, 2006, incorporated by reference to Exhibit (b) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(c)(1) Fairness Opinion of William Blair & Company LLC, incorporated by reference to Annex B to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 13, 2006.

(c)(2) Materials dated March 2, 2006 presented to the Special Committee by William Blair & Company in connection with the March 2, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(c)(3) Materials dated January 27, 2006 presented to the Special Committee by William Blair & Company in connection with the January 30, 2006 conference call with the Special Committee, incorporated by reference to Exhibit (c)(3) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(c)(4) Materials dated January 20, 2006 presented to the Special Committee by William Blair & Company in connection with the January 23, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(4) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(d)(1) Agreement and Plan of Share Exchange, dated March 2, 2006, by and between Foodarama and FSM-Delaware, incorporated by reference to Annex A to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 13, 2006.

(d)(2)(i) Tender Offer and Support Agreement, dated as of March 2, 2006, between Foodarama and Purchaser, incorporated by reference to
                  Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama on March 27, 2006.

(d)(2)(ii) First Amendment to Tender Offer and Support Agreement, dated June 7, 2006, by and between Foodarama and Purchaser, incorporated by reference to Exhibit (d)(2)(ii) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(d)(3) Form of Agreement and Plan of Merger, by and between FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware with the SEC on June 13, 2006.

(d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(f)               Section  262 of the  Delaware  Business  Corporation  Act  Re:
                  Appraisal Rights of Stockholders, incorporated by reference to Schedule A to the Offer to Purchase.

(g)               None.